SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

21 February 2018

 LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

21 February 2018

LLOYDS BANKING GROUP - SUMMARY REMUNERATION ANNOUNCEMENT

The purpose of this announcement is to provide transparency in a single remuneration disclosure. It contains details of upcoming remuneration disclosures for the Group, including salary, Group Performance Share, Group Ownership Share awards and Fixed Share Awards for the Person Discharging Managerial Responsibilities (PDMR).

2017 REMUNERATION OUTCOMES
The remuneration outcomes set out in this announcement reflect the Group's preference for a high proportion of awards to be delivered in shares, deferred where appropriate and with the potential for performance adjustment, and where applicable clawback, to be applied, aligning the interests of senior executives with those of shareholders and customers.

Where awards have not yet been made, estimates have been provided. A statement will be provided to the market following the actual awards in the normal way.

Further information will be available in the 2017 Annual Report and Accounts.

Lord Blackwell, the Group's Chairman said:
Our approach to reward aims to provide a clear link between remuneration and delivery of the Group's key strategic objectives, namely, becoming the best bank for customers whilst delivering long-term, superior and sustainable returns to shareholders. We believe in offering fair reward where colleagues are rewarded for performance aligned to the long-term sustainable success of the business, our commitment to rebuilding trust and changing the culture of the Group.

2017 GROUP PERFORMANCE SHARE OUTCOME
As announced in the 2016 Directors' Remuneration Report, the Group's Annual Bonus plan is  known as the Group Performance Share plan from 2017. The Group Performance Share outcome is based on a percentage of the Group's underlying profit, adjusted by a strategic modifier based on the Group Balanced Scorecard metrics and a collective adjustment to reflect risk matters and other factors.

2017 saw the Group's successful return to full private ownership, repaying the taxpayer's original investment of £20.3 billion, plus an additional £900 million. The Group has delivered a strong financial performance in a very challenging operating environment that has been characterised by low interest rates for a longer period than had perhaps been expected, as well as heightened market volatility and uncertainty following the EU Referendum. Despite this uncertainty, underlying profit increased to £8,493 million in 2017, exceeding budget by 8.2 per cent. Capital generation of 245bps has been well ahead of market expectation.

The ordinary dividend increased to 3.05 pence per share (2016: 2.55 pence plus special dividend 0.5 pence per share), in line with the Group's progressive and sustainable dividend policy, with a share buyback of up to £1 billion.
The Committee determined that the share of underlying profit should be 5.1 per cent. In reaching this decision, the Committee took into account the Group's actual performance against budget where outperformance was 8.2 per cent and distributions to shareholders which have increased by 46.9 per cent. This was adjusted to reflect strong performance against stretching Group strategic objectives and issues impacting negatively on profitability and shareholder returns, customers, conduct and the Group's reputation. The collective performance adjustment for 2017 was £109.6 million (approximately 21 per cent).  The overall Group Performance Share outcome determined by the Committee was £414.7 million, approximately 5.5 per cent higher than the equivalent bonus outcome for 2016 (£392.9 million).

The individual awards for Executive Directors are determined in the same way as for colleagues across the Group by reference to Group and individual performance. Information regarding the performance of the Executive Directors in 2017 will be available in the Annual Report and Accounts. Group Performance Share awards are deferred into ordinary shares of the Group ('Shares') under the Lloyds Banking Group Deferred Group Performance Share Plan ('Deferred Group Performance Share Award'). Deferred Group Performance Share awards made to Executive Directors and members of the Group Executive Committee are subject to clawback for at least seven years from the date of grant. This period may be extended to ten years where there is an ongoing internal or regulatory investigation.

2017 Group Performance Share Awards
In line with requirements of the PRA Rulebook and FCA Remuneration Code (SYSC 19D), a maximum of 40 per cent of any variable remuneration awarded to Executive Directors and other members of the Group Executive Committee can be paid in 2018. The remaining 60 per cent must be deferred.

For the 2017 Group Performance Share, £2,000 is paid in cash in March 2018, with the balance of the upfront 40 per cent delivered in Shares, 50 per cent delivered immediately in June 2018 and the remainder subject to holding until March 2019. The remaining 60 per cent is deferred into Shares with 40 per cent vesting in 2019 and 20 per cent in 2020.

Name	Number of shares awarded(1)(2)
António Horta-Osório	1,050,075
George Culmer	474,733
Juan Colombás	474,733
Karin Cook	256,871
Antonio Lorenzo	403,086
Vim Maru	399,984
Zak Mian	380,070
David Oldfield	442,204
Janet Pope	213,035
Stephen Shelley	407,281

1	Based on an assumed share price of 66.65 pence. The actual number of shares awarded will be determined by the average of the closing share price of the five trading days prior to the date of award.
2	The number of shares shown is the net amount, after deductions for estimated income tax and NIC.

Deferred Bonus Awards for 2014, 2015 and 2016 Performance
Deferred Bonus Awards are due to be released in 2018 which relate to performance in 2014, 2015 and 2016. In accordance with the Group's deferral policy, a proportion of the Shares are released over three years, being received in tranches in March and September.

The Group expects that, after the settlement of estimated income tax and national insurance contributions, the PDMRs listed in the table below will receive in 2018 the number of Shares (for no payment) as set out by their name, split between vesting in March and September.

Name	2014	2015	2016
António Horta-Osório	530,4631	617,0542	375,709
George Culmer	-	335,413	176,935
Juan Colombás	-	330,754	177,967
Karin Cook	29,839	35,654	118,467
Antonio Lorenzo	57,333	87,242	168,580
Vim Maru	57,024	52,977	139,736
Zak Mian	14,421	11,376	94,655
David Oldfield	36,728	46,238	184,026
Janet Pope	11,739	11,534	22,590
Stephen Shelley	38,682	38,490	50,770

1	Subject to holding period until March 2020
2	Subject to holding period until March 2021

2018 Executive Director Base Salaries
Executive salary levels are set in the context of all colleague salaries, for which a budget of 2.7 per cent was agreed, including funding to ensure a minimum salary award of £600 for eligible colleagues.

Salary increases for António Horta-Osório and George Culmer are set below the budget for the wider colleague population, at 2 per cent. Juan Colombás took on a new role of Chief Operating Officer (COO) in September 2017 and accordingly it is proposed he receive a salary increase of 3.4 per cent to reflect the fact that the COO role is larger than his previous role as the Chief Risk Officer.

Salaries will therefore be as follows, with the effective dates shown below:

António Horta-Osório	£1,244,400	(1 January 2018)
George Culmer	£779,351	(1 April 2018)
Juan Colombás	£779,351	(1 January 2018)

Fixed Share Awards in 2018
After the settlement of income tax liabilities and national insurance contributions, Shares are due to be acquired on behalf of the PDMRs as listed in the table below in respect of each quarter.

The Shares will be held on behalf of the PDMRs and will be released over five years, with 20 per cent being released each year on the anniversary of the award.

Name	Quarterly share awarded(1)
António Horta-Osório	178,919
George Culmer	100,195
Juan Colombás	98,803
Karin Cook	80,712
Antonio Lorenzo	99,360
Vim Maru	90,453
Zak Mian	90,453
David Oldfield	97,411
Janet Pope	69,579
Stephen Shelley	98,803

1	Based on a share price of 66.65 pence. The actual number of shares awarded will be determined by the share price on the date of award.

Release of Long-Term Incentive Awards made in March 2015
The Long Term Incentive Plan (LTIP) awards made in 2015 are vesting at 66.3 per cent, as detailed in the table below.

This reflects the Group's strong performance since 2015, balanced against uncertainty in the economic and political environment.  In particular, this has impacted negatively on absolute share price performance, resulting in no vesting for the Total Shareholder Return component.

	Threshold	Maximum	Actual performance	Weighted payout
Economic profit(25% of award)	£2,870m	£3,587m	£3,987m	25%
Absolute total shareholder return (30% of award)	8% per annum	16% per annum	(1.7)%	0%
Cost:income ratio(10% of award)1	45.6%	44.5%	44.9%	6.3%
Customer Complaint Handling2 and	0.79	0.73	0.53	10%
(FCA reportable complaints / FOS uphold rate)(10% of award)	=<32%	=<28%	15%
Net promotor score(10% of award)	3rd place	1st place	1st place	10%
Digital active customer base(7.5% of award)	12.7m	13.3m	£13.4m	7.5%
Colleague engagement score (7.5% of award)	62	70	76	7.5%

1	Adjusted total costs.
2
The FCA changed the approach to complaint classification and reporting from 30 June 2016. The Committee determined that the original target should be translated on a like-for-like basis into the new reporting requirement. The Committee was satisfied that the revised targets, set on a mechanical basis, were no less stretching.

The Group expects that, after the settlement of income tax and national insurance contributions, the PDMRs listed in the table below will receive in March the number of Shares (including dividend equivalents) as set out by their name, following the partial vesting of long-term awards made in March 2015.  Executive Directors and Material Risk Takers at the time of the award in 2015 are required to retain any shares vesting for a further two years.

Name	Shares
António Horta-Osório	1,792,442
George Culmer	969,681
Juan Colombás	956,214
Karin Cook	146,920
Antonio Lorenzo	883,487
Vim Maru	320,974
Zak Mian	124,882
David Oldfield	781,131
Janet Pope	109,357
Stephen Shelley	318,328

Group Ownership Share Plan - 2018 awards
Awards for the 2017 performance period are expected to be made in March under the rules of the 2016 Long-Term Incentive Plan. The 2018 awards will be subject to a three-year performance period with vesting between the third and seventh anniversary of award, on a pro-rata basis.

Name	Number of shares awarded(1)(2)	Expected value(3)
António Horta-Osório	6,864,216	£2,287,500
George Culmer	3,940,721	£1,313,245
Juan Colombás	3,885,989	£1,295,005
Karin Cook	2,829,294	£942,862
Antonio Lorenzo	3,831,257	£1,276,766
Vim Maru	3,661,852	£1,220,312
Zak Mian	3,291,072	£1,096,750
David Oldfield	3,831,257	£1,276,766
Janet Pope	1,743,466	£581,010
Stephen Shelley	2,356,568	£785,326

1
Based on a share price of 66.65 pence. The actual number of shares awarded will be determined by the average of the closing share price of the five trading days prior to the date of award. As regulations prohibit the payment of dividend equivalents on awards in 2018 and subsequent years, the number of shares subject to the award has been determined by applying a discount factor to the share price on grant, as previously disclosed. The Committee approved an adjustment of 25 per cent for colleagues who are senior managers, including the Executive Directors.

2	Vesting determined in 2021 subject to the satisfaction of stretching performance targets over the performance period ending 31 December 2020.
3
The values for the Group Ownership Share awards are shown at an expected value of 50 per cent of maximum value and before deduction of income tax and NIC. The actual vesting value will depend on the achievement of performance conditions and the share price at the date of vesting. These awards are subject to malus and clawback for at least seven years from the date of award.

Shareholding Requirement
From 1 January 2017 the shareholding requirement for  Executive Directors has been focused on base salary only (previously: base salary plus fixed share award) to provide greater transparency in the measurement of the shareholding requirements. This resulted in an increase in the percentage required as a multiple of salary. The new requirements are 350 per cent of base salary for the GCE and 250 per cent of base salary for the other Executive Directors. The shareholding requirement for members of the Executive Committee is 100 per cent of the aggregate of base salary and fixed share award. Newly appointed individuals have three years from appointment to achieve the shareholding requirement.

The following table sets out the total shareholding for each of the PDMRs as at 31 December 2017.
Name	Shareholding at 31 December 20171
António Horta-Osório	21,609,127
George Culmer	12,618,058
Juan Colombás	7,935,164
Karin Cook	2,188,943
Antonio Lorenzo	8,699,280
Vim Maru	3,959,478
Zak Mian	1,431,115
David Oldfield	2,288,570
Janet Pope	1,451,665
Stephen Shelley	1,763,545

1	Includes shares owned outright reduced by forfeitable Matching Shares under the Share Incentive Plan, plus the estimated net number of vested unexercised options.

2017 Executive Director Remuneration Outcome Table
The following table summarises the total remuneration delivered during 2017 in relation to service as an Executive Director.

	António Horta-Osório		George Culmer		Juan Colombás		Totals
£000	2017	2016	2017	2016	2017	2016	2017	2016
Base salary	1,220	1,125	760	745	753	739	2,733	2,609
Fixed share award	900	900	504	504	497	497	1,901	1,901
Benefits	156	143	46	42	71	70	273	255
Group Performance Share	1,323	1,220	599	574	599	578	2,521	2,372
Long-term incentive1	2,257	1,834	1,221	992	1,204	883	4,682	3,709
Pension allowance	565	568	190	186	188	185	943	939
Other remuneration2	1	1	1	1	1	1	3	3
Total remuneration	6,422	5,791	3,321	3,044	3,313	2,953	13,056	11,788

1
The LTIP vesting at 66.3 per cent and dividend equivalents awarded in shares were confirmed by the Remuneration Committee at its meeting on 19 February 2018. The total number of shares vesting were 3,035,880 and 346,087 shares delivered in respect of dividend equivalents for António Horta-Osório, 1,642,361 shares vesting and 187,227 shares delivered in respect of dividend equivalents for George Culmer and 1,619,551 shares vesting and 184,627 shares delivered in respect of dividend equivalents for Juan Colombás. The average share price between 1 October 2017 and 31 December 2017 (66.75 pence) has been used to indicate the value. The shares were awarded in 2015 based on a share price of 79.93 pence. LTIP and dividend equivalent figures for 2016 have been adjusted to reflect the share price on the date of vesting (67.51 pence) instead of the average price (58.30 pence) reported in the 2016 report.

2	Other remuneration payments comprise income from all employee share plans, which arises through employer matching or discounting of employee purchases.

External Appointments held by the Executive Directors
António Horta-Osório − During the year ended 31 December 2017, the Group Chief Executive served as a Non-Executive Director of Exor, Fundação Champalimaud, Stichting INPAR and Sociedade Francisco Manuel dos Santos, for which he received fees of £323,688 in total.

- END -

For further information:

Investor Relations
Douglas Radcliffe                                                                  +44 (0) 20 7356 1571
Group Investor Relations Director
douglas.radcliffe@lloydsbanking.com

Corporate Affairs
Matt Smith                                                                             +44 (0) 20 7356 3522
Head of Corporate Media
matt.smith@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements with respect to the business, strategy, plans and /or results of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability, instability as a result of the exit by the UK from the European Union (EU) and the potential for other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group's control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group's control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key legislation and regulation together with any resulting impact on the future structure of the Group; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 21st February 2018